Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee

We consent to incorporation by reference in the registration statements (No. 33-2094 and No. 333-125675) on Form S-8 of Meredith Corporation of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule, which report appears in the December 31, 2005 annual report on Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 26, 2006